1. **Organization and Business**

CFT Securities, LLC (the "Company") is a fully disclosed introducing securities broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is an introducing broker under the Commodity Exchange Act and is exempt from Section 4d(2) under this Act. Additionally, the Company is a member of the National Futures Association and the Municipal Securities Rulemaking Board. The Company is a Delaware Limited Liability Corporation that is wholly owned by its sole member JEMC Capital, LLC ("JEMC").

The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. During the year, the Company changed one of its clearing brokers from that of J.P. Morgan Clearing Corp. ("J. P. Morgan") to National Financial Services, LLC. ("NFS"). RBC Capital Markets Corporation ("RBC") and NFS are the Company's clearing brokers.

2. **Summary of Significant Accounting Policies**

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

Receivables from Clearing Organizations

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, commission income is recognized when earned.

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers or any other broker dealers which the Company may utilize. Riskless principal income is generated from fixed income transactions executed on behalf of customers with other broker dealers. Commissions, riskless principal income, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company also receives a portion of the interest earned by NFS, and previously JPM, from the Company's clients. Such interest is accrued as earned and recorded under revenues as interest and other on the statement of income.

Client referral fees are received quarterly but are recognized as earned based upon the market value of the investment of certain assets entrusted to the Company's Investment Manager, as calculated by taking a percentage of the ending market value during every calendar quarter.

2. **Summary of Significant Accounting Policies (continued)**

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. The Company has no uncertain tax positions at December 31, 2015. Tax penalties and interest, if any, would be accrued as incurred and would be recorded in the statement of income. There are no income tax related penalties or interest for the period reported in these financial statements.

3. **Property and Equipment**

Property and equipment consists of the following:

Computer and equipment	$ 108,158
Furniture and fixtures	50,446
Less: accumulated depreciation	(147,394)
	$ 11,210

Depreciation expense was $ 5,013 for the year ended December 31, 2015.

4. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk**

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary.

5. Commitments

The Company leases office space in New Jersey under an agreement that expires on April 30, 2018.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2015 are:

Year Ended	Amount
2016	$ 53,185
2017	53,185
2018	19,340
	$ 125,710

Total rent expense was $ 53,185 for the year ended December 31, 2015 and is reflected in rent and occupancy costs in the statement of income.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ 614,603, which was $ 514,603 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.690 to 1.

7. Risks and Concentration

The Company has three client relationships which individually represent approximately 20%, 16%, and 13% of the Company's gross revenues. In total, the three client relationships combined generated 49% of the Company's gross revenues for the year ended December 31, 2015.

8. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).